Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-103209 and Form S-8 No. 333-127595) of AirTran Holdings, Inc., and in the related Prospectuses, of our report dated February 11, 2009 (except for changes as described in Note 2, as to which the date is April 24, 2009), with respect to the consolidated financial statements of AirTran Holdings, Inc. for the year ended December 31, 2008, included in this Current Report (Form 8-K) dated April 24, 2009 and of our report dated February 11, 2009 with respect to the effectiveness of internal control over financial reporting of AirTran Holdings, Inc. included in the 2008 Annual Report (Form 10-K) of AirTran Holdings, Inc. for the year ended December 31, 2008, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orlando, Florida
April 24, 2009